Bank of America Plaza 101 East Kennedy Boulevard Suite 2800 Tampa, Florida 33602	813.229.7600 813.229.1660 fax
www.slk-law.com

MICHAEL H. ROBBINS
813.227.2230
mrobbins@slk-law.com

October 6, 2009

Mr. Andrew Mew
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Carbiz Inc.:	Form 10K for Fiscal Year Ended January 31, 2009
Form 10-Q for Quarterly Period Ended July 31, 2009

Dear Mr. Mew:

     This letter is in response to your letter dated September 23, 2009 to Carbiz Inc. (the “Company”). As we discussed on Friday, October 1, due to the number and nature of the comments provided in your letter the Company has requested an extension to adequately work with its auditor to respond to such comments. You agreed to an extension to October 23, and on behalf of the Company, I confirm that the Company can respond timely by such date.

     Thank you for your consideration. Please do not hesitate to contact Paul Lynch at (813) 227-2251 or myself at (813) 227-2230 if you have any questions regarding these matters.

Very truly yours,

/s/ Michael H. Robbins

Michael H. Robbins

MHR/cb